SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 7 )


                               MERIDIAN DATA, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                November 5, 1998

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-1(b)

                                    589601103
                                 (CUSIP NUMBER)

1)       Name of Reporting                       Pioneering
         Person                                  Management
                                                 Corporation
         IRS Identification
         No. of Above                            13-1961193

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       0
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting     0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive  0
                                                       Power

                                                 (8)  Shared            0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           0
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     0.00%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  MERIDIAN DATA, INC.

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.Erik E. MillerChief Financial Officer
                  MERIDIAN DATA, INC.
                  5615 Scotts Valley Drive
                  Scotts Valley,  CA   95066

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  589601103

Item 3          The person filing this statement pursuant to Rule 13-1(b)
                Or 13d-2 is:

                (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)        Amount Beneficially Owned                                     0

(b)        Percent of Class                                              0.00%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             0

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 0

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check here:    X



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         November 5, 1998
                  Date




         s/Robert P. Nault
         Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title